April 14, 2008
VIA EDGAR CORRESPONDENCE AND FEDERAL EXPRESS
H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington D.C. 20549-7010

Re:	Foothills Resources, Inc.
Amendment No. 5 to Registration Statement on Form SB-2
Filed August 6, 2007
File No. 333-137925
Dear Mr. Schwall:
We are writing in response to your letter dated August 28, 2007, regarding Amendment No. 5 to the Registration Statement on Form SB-2 of Foothills Resources, Inc. (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2007, File Number 333-137925 (the “Registration Statement”). This letter accompanies Amendment No. 6 to the Registration Statement (the “Amended Registration Statement”), filed with the Commission on the date hereof. To facilitate your review of our response, we are including your comments in boldface type, followed by our response and cross-references to the pages of the Amended Registration Statement where the corresponding revisions to the Registration Statement may be found.
Form SB-2/A5 Filed August 6, 2007
General
1.	If applicable, please make corresponding revisions to future periodic reports for the comments below.
RESPONSE: The Company’s future periodic reports will reflect its responses to the comments.
Financial Statements — Foothills Resources, Inc.
2.	Please revise to update your historical financial statements to comply with the guidance in Item 310 of Regulation S-B.
RESPONSE: The Amended Registration Statement has been revised to include the Company’s audited financial statements as of December 31, 2007.

Mr. Roger Schwall
Securities and Exchange Commission
April 14, 2008

Engineering Comments
Description of Property, page 67
Oil and Gas Reserves, page 68
3.	Please amend your document to disclose the year-end oil and gas prices you used in the estimation of your proved reserves and associated standardized measure for your Texas properties and for your California properties.
RESPONSE: The disclosure of Supplemental Oil and Gas Information on page F-21 has been revised to include the requested information.
4.	Per our comment 10 in our letter of June 27, 2007, please revise your disclosure of oil and gas price realizations so that the reader is apprised of the effects of your oil and gas hedging program on the prices you have received.
RESPONSE: The table of Net Quantities of Oil and Gas Produced on page 70 has been revised to include the effects of our oil hedging program. The Company did not have a gas hedging program.
5.	Your disclosure of one gross productive California well in the Productive Wells table and the Drilling Activities table is inconsistent with your statement on page F-17, “During 2006, the Company drilled two successful wells in the Eel River Basin in California (see Note 9).” Please explain this situation to us and amend your document to provide consistent disclosure.
RESPONSE: The Drilling Activities table on page 71 has been corrected to reflect two gross productive exploration wells in 2006. The Company’s Vicenus 1-3 well had been drilled as of December 31, 2006, and was awaiting the installation of production equipment.
6.	Pursuant to our telephone discussion of August 20, 2007, please file your past and future supplemental technical documents on EDGAR. See Rule 418 of Regulation C and Rule 12b-4 of Regulation 12B with respect to the submission to, and return by, the Commission of supplemental information.
RESPONSE: The Company will file supplemental technical documents as requested.
7. As discussed in our telephone discussion, please furnish to us:
•	Conclusive technical support/documentation for the proved undeveloped reserves that you claimed in the Fortuna field, LA3 zone as well as for the proved developed reserves you claimed in the LRD 6-13 zone. Alternatively, please remove these volumes from your disclosed proved reserves.

•	Gas well material balance data for the Christiansen 3-15 well.
RESPONSE: The Company, together with its independent engineers, Cawley, Gillespie & Associates, Inc. reviewed the technical support/documentation for the reserves in these zones, and concluded that adjustments should be made to the reserve estimates for the LA3 zone and that no adjustments were necessary to the reserve estimates for the LRD 6-13 zone. The Company provided its conclusions and the

Mr. Roger Schwall
Securities and Exchange Commission
April 14, 2008

technical support/documentation for the reserves in these zones, as well as the gas well material balance data for the Christiansen 3-15 well, to Mr. Ronald Winfrey. Mr. Winfrey indicated his concurrence with the adjustments in a telephone call to the Company on February 11, 2008.
8.	Please affirm to us that you have reviewed the projected operating expenses for the 68 Goose Creek proved developed entities and can attest that these expenses have been appropriately increased to account for projected production activity.
RESPONSE: The Company reviewed the 68 Goose Creek proved developed entities, and identified a number of clerical errors in projected monthly well expenses. The Company obtained a revised reserve report as of December 31, 2006 from Cawley, Gillespie & Associates, Inc. that includes the correction of these clerical errors as well as the adjustments to the reserve estimates for the LA3 zone as described in the response to comment 7. The 2006 disclosures in the Supplemental Oil and Gas Information on pages F-19 — F-21 have been restated for the effects of the correction of the clerical errors and the adjustments to the reserve estimates. The Company concluded that no other changes to its 2006 financial statements were required for the effects of these changes. As shown in the enclosed analyses, the adjustments to the reserve estimates had an insignificant effect on depreciation, depletion and amortization of oil and gas properties, and the changes to the present value of future net revenues were not sufficient to cause capitalized costs, net of accumulated amortization and deferred taxes, to exceed the full cost ceiling.
*        *        *
We believe our responses contained herein adequately address your questions. As a courtesy, we have also included three redlined documents comparing Amendment No. 5 to No. 6. Please feel free to call me at (661) 716-1320 or our counsel, C.N. Franklin Reddick, at (310) 229-1000 if you require additional information or clarification of our responses.

Sincerely,
/s/ W. Kirk Bosché
W. Kirk Bosché
Chief Financial Officer

cc:	Mark Wojciechowski, Securities and Exchange Commission
Donald Delaney, Securities and Exchange Commission
Ronald Winfrey, Securities and Exchange Commission
Carmen Moncada-Terry, Securities and Exchange Commission

Mr. Roger Schwall
Securities and Exchange Commission
April 14, 2008

Foothills Resources, Inc.
Consolidation DD&A Calculation
December 31, 2006

			Increase
	As Reported	As Revised	(Decrease)
Amortization base:
Capitalized costs	65,269,956	65,269,956	—
Less prior accumulated amortization	—	—	—
Less costs excluded from amortization	(419,640)	(419,640)	—
Plus estimated future development costs	22,695,500	20,783,000	(1,912,500)

	87,545,816	85,633,316	(1,912,500)

Reserves, beginning of period — BOE
Reserves, end of period	8,404,000	8,082,711	(321,289)
Plus production during the period	74,995	74,995	—

Reserves, beginning of period	8,478,995	8,157,706	(321,289)

DD&A rate per bbl	10.33	10.50	0.17

DD&A for the period	774,698	787,448	12,750

Increase in DD&A as % of total DD&A			1.6%

Increase in DD&A as % of net loss			0.3%

Mr. Roger Schwall
Securities and Exchange Commission
April 14, 2008

Foothills Resources, Inc.
Ceiling Test
December 31, 2006

	As Reported	As Revised
Net book basis to be recovered:
Capitalized property costs	65,259,966	65,259,966
Less accumulated DD&A	(774,698)	(787,448)
Less deferred taxes	—	—
Net book basis to be recovered	64,485,268	64,472,518

Cost center ceiling:
Present value of future net revenues	122,554,200	118,056,500
Add costs of properties not being amortized	419,640	419,640

Tax effects - Total of present value and costs not being amortized	122,973,840	118,476,140
Less tax basis of properties	(57,504,093)	(57,504,093)
Less NOL carryforwards	(10,243,705)	(10,243,705)

Future taxable income	55,226,042	50,728,342
Tax rate	34.0%	34.0%

Future income tax	(18,776,854)	(17,247,636)
Carryforwards:
Foreign tax credit	—	—
Alternative minimum tax credit	—	—

Total tax effects	(18,776,854)	(17,247,636)

Cost center ceiling	104,196,986	101,228,504

Excess (deficit) of cost center ceiling over net book basis	39,711,718	36,755,986